United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number: 000-25870

Algoma Steel Inc.
(Exact name of registrant as specified in its charter)

105 West Street, Sault Ste. Marie, Ontario, P6A 7B4, Canada
(705) 945-2201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Secured Notes due 2009 in the aggregate principal amount of U.S. $125 million 1% Convertible Secured Notes due 2030 in the aggregate principal amount of U.S. $62.5 million
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 0.

Pursuant to the requirements of the Securities Exchange Act of 1934, Algoma Steel Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2006	By:	/s/ Paul Finley
Name: Paul Finley
Title: Vice-President, Business Development and Corporate Secretary